UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 26, 2026

NCR ATLEOS CORPORATION

(Exact name of registrant as specified in its charter)

Commission File Number 001-41728

Maryland	92-3588560
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

864 Spring Street NW

Atlanta, GA 30308

(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (832) 308-4999

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	NATL	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).               Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

The Merger Agreement

On February 26, 2026, NCR Atleos Corporation, a Maryland corporation (“NCR Atleos”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among NCR Atleos, The Brink’s Company, a Virginia corporation (“Brink’s”), Novus Merger Sub, Inc., a Maryland corporation and wholly owned subsidiary of Brink’s (“Merger Sub I”) and Novus Merger Sub II, LLC, a Maryland limited liability company and wholly owned subsidiary of Brink’s (“Merger Sub II”). Pursuant to the Merger Agreement, (i) Merger Sub I will merge with and into NCR Atleos (the “First Merger”), with NCR Atleos surviving the First Merger as a direct wholly owned subsidiary of Brink’s, and (ii) immediately following the First Merger, NCR Atleos will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Brink’s. Capitalized terms used herein without definition have the meanings specified in the Merger Agreement.

Merger Consideration

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the First Merger (the “First Effective Time”), each share of common stock, par value $0.01 per share, of NCR Atleos (the “NCR Atleos Common Stock”) issued and outstanding immediately prior to the First Effective Time (subject to limited exceptions) will be converted automatically into the right to receive an amount in cash equal to $30.00, without interest (the “Cash Consideration”), and 0.1574 validly issued, fully paid and nonassessable shares of common stock, par value $1.00 per share, of Brink’s (the “Brink’s Common Stock”) (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”). Holders of NCR Atleos Common Stock will receive cash in lieu of fractional shares of Brink’s Common Stock.

Treatment of Equity Awards, NCR Atleos ESPP and NCR Atleos Equity Plans

Pursuant to the Merger Agreement and among other items set forth therein, at the First Effective Time, subject to certain exceptions:

(i)	except as specified in (ii) below, each award of NCR Atleos restricted stock units that is subject to service-based vesting (“NCR Atleos RSU”) that is outstanding immediately prior to the First Effective Time will be assumed and converted into a restricted stock unit denominated in shares of Brink’s Common Stock, with appropriate adjustments (based on the sum of the Exchange Ratio and the quotient obtained by dividing the Cash Consideration by the average closing price for a share of Brink’s Common Stock on the NYSE for the ten consecutive trading days ending on and including the last trading day immediately preceding the First Effective Time (the “Equity Award Conversion Ratio”)) to the number of shares of Brink’s Common Stock subject to such award (each, a “Converted Brink’s RSU”);

(ii)	each NCR Atleos RSU granted to a non-employee director of NCR Atleos that is deferred under the NCR Atleos director compensation program and that is outstanding immediately prior to the First Effective Time will be canceled and converted into the right to receive the Merger Consideration multiplied by the number of shares of NCR Atleos Common Stock subject to such NCR Atleos RSU;

(iii)	each award of NCR Atleos restricted stock units that is subject to performance-based vesting (“NCR Atleos PSU”) that is outstanding immediately prior to the First Effective Time will be assumed and converted into a restricted stock unit denominated in shares of Brink’s Common Stock, with appropriate adjustments (based on the Equity Award Conversion Ratio), with performance deemed achieved based on actual performance through the First Effective Time or, if greater, and required by the terms of the NCR Atleos PSU, at a payout percentage of 100% (each, a “Converted Brink’s PSU”); and

(iv)	each option to acquire NCR Atleos Common Stock (“NCR Atleos Option”) that is outstanding immediately prior to the First Effective Time will be canceled and converted into the right to receive the product of (x) the number of shares of NCR Atleos Common Stock for which such NCR Atleos Option is exercisable and (y) the excess of the Merger Consideration over the per share exercise price of such NCR Atleos Option (reducing the Cash Consideration portion of the Merger Consideration first); provided that, if an NCR Atleos Option has a per share exercise price equal to or greater than the Merger Consideration it will be canceled without consideration and will be of no further force and effect.

Each Converted Brink’s RSU and Converted Brink’s PSU will have the same vesting and settlement schedule as the NCR Atleos RSU or NCR Atleos PSU, respectively, from which it was converted and will be subject to similar material terms and conditions of the equity plan under which it was originally granted, to the extent administratively practicable; provided that each Converted Brink’s PSU will only be subject to time-based vesting through the original vesting date.

NCR Atleos will not commence any offering under its employee stock purchase plan and will terminate such plan prior to the First Effective Time. Prior to the First Effective Time, if Brink’s does not elect to assume NCR Atleos’ equity plans and/or convert and assume the available share reserve under such plans, NCR Atleos will terminate its equity incentive plans.

Closing Conditions

Consummation of the transactions contemplated by the Merger Agreement, including the Mergers (the “Transactions”), is subject to various customary closing conditions, including, but not limited to: (i) approval of the Transactions by the stockholders of NCR Atleos (the “NCR Atleos Stockholder Approval”); (ii) approval of the issuance of the shares of Brink’s Common Stock to be issued in the First Merger by the shareholders of Brink’s (the “Brink’s Shareholder Approval”); (iii) the absence of any judgment by any governmental authority of competent jurisdiction or any applicable law that enjoins, restrains or otherwise makes illegal, prevents or prohibits consummation of the Transactions (collectively, “Restraints” and such condition the “Restraint Condition”); (iv) the expiration or termination of the applicable waiting period (including any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (such condition, the “HSR Condition”); (v) the receipt of certain other governmental consents, approvals or other clearances required to be obtained under the Merger Agreement, including under certain applicable foreign antitrust and regulatory laws and certain Money Transmitter Licenses (such condition, the “Governmental Approval Condition”); (vi) the effectiveness of the registration statement on Form S-4 to be filed by Brink’s (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) to effect the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the issuance of the shares of Brink’s Common Stock to be issued in the First Merger; (vii) the authorization for listing on the New York Stock Exchange (the “NYSE”) of the shares of Brink’s Common Stock to be issued in the First Merger, subject to official notice of issuance; and (viii) other customary closing conditions, including (a) each party’s representations and warranties being true and correct, subject to certain customary qualifications, (b) each party’s compliance with or performance of, in all material respects, its obligations under the Merger Agreement and (c) the absence of a material adverse effect with respect to either of Brink’s or NCR Atleos.

Restrictions on NCR Atleos’ Ability to Solicit and Negotiate Alternative Acquisition Proposals

Pursuant to the Merger Agreement, NCR Atleos has agreed not to, among other items and subject to certain exceptions set out in the Merger Agreement, initiate, solicit or knowingly assist, encourage or facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, a Takeover Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to a Takeover Proposal. Prior to obtaining NCR Atleos Stockholder Approval, however, subject to satisfaction of certain conditions and under the circumstances specified in the Merger Agreement, the Board of Directors of NCR Atleos (the “NCR Atleos Board”) may: (i) in response to an Intervening Event, (a) fail to make or include in the proxy statement/prospectus in respect of the NCR Atleos Stockholder Approval its recommendation that NCR Atleos’ stockholders vote to approve the Transactions, including the Mergers (the “NCR Atleos Board Recommendation”), (b) withhold or withdraw (or modify in a manner adverse to Brink’s) the NCR Atleos Board Recommendation, (c) recommend the approval or adoption of, or endorse, approve or adopt, or submit to a vote of any securityholders of NCR Atleos, or publicly propose to recommend, endorse, approve or adopt or submit, any Takeover Proposal, (d) fail to publicly reaffirm the NCR Atleos Board Recommendation within ten business days following receipt of a written request by Brink’s to provide such reaffirmation following the public announcement or disclosure of a Takeover Proposal, or (e) fail to recommend against any Takeover Proposal that has been publicly disclosed by the date that is the earlier of five business days prior to the NCR Atleos stockholders’ meeting to approve the Transactions and ten business days after the public disclosure thereof (each, an “NCR Atleos Adverse Recommendation Change”) or (ii) if NCR Atleos has received a binding offer for a Superior Proposal, make an NCR Atleos Adverse Recommendation Change and cause NCR Atleos to enter into a definitive agreement to effectuate such Superior Proposal and terminate the Merger Agreement, so long as, in either case, the NCR Atleos Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the statutory standard of conduct applicable to directors of a Maryland corporation under applicable law, subject to complying with notice and other specified conditions of the Merger Agreement, including customary match rights of Brink’s, and, in the case of a termination of the Merger Agreement, payment by NCR Atleos of the termination fee described below.

Restrictions on Brink’s Ability to Solicit and Negotiate Alternative Acquisition Proposals

Pursuant to the Merger Agreement, Brink’s has agreed not to, among other items and subject to certain exceptions set out in the Merger Agreement, initiate, solicit or knowingly assist, encourage or facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, a Parent Takeover Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to a Parent Takeover Proposal. Prior to obtaining Brink’s Shareholder Approval, however, subject to satisfaction of certain conditions and under the circumstances specified in the Merger Agreement, the Board of Directors of Brink’s (the “Brink’s Board”) may: (i) in response to an Intervening Event, (a) fail to make or include in the proxy statement/prospectus in respect of the Brink’s Shareholder Approval its recommendation that Brink’s stockholders vote to approve the issuance of the shares of Brink’s Common Stock to be issued in the First Merger (the “Brink’s Board Recommendation”), (b) withhold or withdraw (or modify in a manner adverse to NCR Atleos) the Brink’s Board Recommendation, (c) recommend the approval or adoption of, or endorse, approve or adopt, or submit to a vote of any securityholders of Brink’s, or publicly propose to recommend, endorse, approve or adopt or submit, any Parent Takeover Proposal, (d) fail to publicly reaffirm the Brink’s Board Recommendation within ten business days following receipt of a written request by NCR Atleos to provide such reaffirmation following the public announcement or disclosure of a Parent Takeover Proposal, or (e) fail to recommend against any Parent Takeover Proposal that has been publicly disclosed by the date that is the earlier of five business days prior to the Brink’s stockholders’ meeting to approve the issuance of the shares of Brink’s Common Stock to be issued in the First Merger and ten business days after the public disclosure thereof (each, a “Brink’s Adverse Recommendation Change”) or (ii) if Brink’s has received a binding offer for a Parent Superior Proposal, make a Brink’s Adverse Recommendation Change and cause Brink’s to enter into a definitive agreement to effectuate such Parent Superior Proposal and terminate the Merger Agreement, so long as, in either case, the Brink’s Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the statutory standard of conduct applicable to directors of a Virginia corporation under applicable law, subject to complying with notice and other specified conditions of the Merger Agreement, and, in the case of a termination of the Merger Agreement, payment by Brink’s of the termination fee described below.

Financing

The Merger Agreement contains certain covenants regarding financing, including Brink’s use of reasonable best efforts to obtain financing on the terms and conditions set forth in the related debt commitment letter or other terms as set forth in the Merger Agreement and regarding NCR Atleos’ use of reasonable best efforts to provide cooperation and assistance as reasonably requested by Brink’s in its arranging and obtaining the financing.

Termination and Fees

The Merger Agreement contains certain termination rights for each of NCR Atleos and Brink’s, including the right of either party to terminate the Merger Agreement, subject to certain exceptions, if: (i) the Mergers are not completed by February 26, 2027, subject to an automatic extension (a) until August 26, 2027, under certain circumstances for the purpose of obtaining certain regulatory approvals or (b) under certain circumstances for the completion of a customary marking period (such date, as it may be extended, the “Outside Date”), so long as a breach by the terminating party of any of its representations and warranties or obligations under the Merger Agreement was not the proximate cause of, and did not result in, the failure of the First Effective Time to occur by the Outside Date; (ii) any Restraint is in effect and becomes final and non-appealable, so long as a breach by the terminating party of any of its representations and warranties or obligations under the Merger Agreement was not the proximate cause of, and did not result in, such Restraint; (iii) the NCR Atleos Stockholder Approval is not obtained prior to the conclusion of NCR Atleos’ stockholders’ meeting relating thereto (including any adjournments or postponements thereof); or (iv) the Brink’s Shareholder Approval is not obtained prior to the conclusion of Brink’s shareholders’ meeting relating thereto (including any adjournments or postponements thereof).

Brink’s can terminate the Merger Agreement: (i) if NCR Atleos breaches any of its representations or warranties (or such representations or warranties have become untrue or inaccurate) or fails to perform under any covenants or agreements set forth in the Merger Agreement, which breach, untruth, inaccuracy or failure to perform (a) would give rise to a failure of certain conditions to close and (b) is incapable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured within thirty calendar days following receipt by NCR Atleos of notice from Brink’s of such breach, untruth, inaccuracy or failure to perform; (ii) to enter into a Parent Acquisition Agreement that provides for a Parent Superior Proposal (prior to receipt of the Brink’s Shareholder Approval), provided that such Parent Superior Proposal did not result from a breach of the applicable solicitation and change in recommendation provisions of the Merger Agreement, Brink’s has complied in all material respects with all other applicable solicitation and change in recommendation provisions of the Merger Agreement, and Brink’s pays an applicable termination fee described below; or (iii) if the NCR Atleos Board makes an NCR Atleos Adverse Recommendation Change.

NCR Atleos can terminate the Merger Agreement: (i) if Brink’s, Merger Sub I or Merger Sub II breaches any of its representations or warranties (or such representations or warranties have become untrue or inaccurate) or fails to perform under any covenants or agreements set forth in the Merger Agreement, which breach, untruth, inaccuracy or failure to perform (a) would give rise to a failure of certain conditions to close and (b) is incapable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured within thirty calendar days following receipt by Brink’s of notice from NCR Atleos of such breach, untruth, inaccuracy or failure to perform; (ii) to enter into a Company Acquisition Agreement that provides for a Superior Proposal (prior to receipt of the NCR Atleos Stockholder Approval), provided that such Superior Proposal did not result from a breach of the applicable solicitation and change in recommendation provisions of the Merger Agreement, NCR Atleos has complied in all material respects with all other applicable solicitation and change in recommendation provisions of the Merger Agreement, and NCR Atleos pays an applicable termination fee described below; or (iii) if the Brink’s Board makes a Brink’s Adverse Recommendation Change.

Upon termination of the Merger Agreement, NCR Atleos, under specified circumstances, including (i) termination of the Merger Agreement by (a) Brink’s or NCR Atleos due to the occurrence of the Outside Date, (b) Brink’s or NCR Atleos due to the NCR Atleos Stockholder Approval not being obtained or (c) Brink’s due to certain breaches by NCR Atleos of its representations and warranties or its failure to perform its obligations under the Merger Agreement, in each case, provided that a Takeover Proposal must have been made, proposed or communicated by a third party after the date of the Merger Agreement and, within 12 months after the date the Merger Agreement is terminated, NCR Atleos consummates a Takeover Proposal or enters into a definitive agreement with respect to a Takeover Proposal, and (ii) termination of the Merger Agreement by (a) Brink’s due to an NCR Atleos Adverse Change Recommendation or (b) NCR Atleos due to its entry into a Company Acquisition Agreement, will be required to pay Brink’s a termination fee equal to $145,000,000.

Upon termination of the Merger Agreement, Brink’s, under specified circumstances, including (i) termination of the Merger Agreement, by (a) Brink’s or NCR Atleos due to the occurrence of the Outside Date, (b) Brink’s or NCR Atleos due to the Brink’s Shareholder Approval not being obtained, or (c) NCR Atleos due to certain breaches by Brink’s, Merger Sub I or Merger Sub II of its representations and warranties or its failure to perform its obligations under the Merger Agreement, in each case, provided that a Parent Takeover Proposal must have been made, proposed or communicated by a third party after the date of the Merger Agreement and, within 12 months after the date the Merger Agreement is terminated, Brink’s consummates a Parent Takeover Proposal or enters into a definitive agreement with respect to a Parent Takeover Proposal, and (ii) termination of the Merger Agreement by (a) NCR Atleos due to a Brink’s Adverse Change Recommendation or (b) Brink’s due to its entry into a Parent Acquisition Agreement, will be required to pay NCR Atleos a termination fee equal to $175,000,000.

Other Terms of the Merger Agreement

The Merger Agreement contains customary representations and warranties of NCR Atleos, Brink’s, Merger Sub I and Merger Sub II relating to their respective businesses and the Transactions, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of (i) NCR Atleos, including, subject to certain exceptions, covenants relating to conducting its business in the ordinary course of business in all material respects, preserving material business relationships with banks, customers, vendors and others doing business with it, maintaining current assets and permits that are material to NCR Atleos and its subsidiaries taken as a whole, and retaining the services of its officers and key employees and covenants not to take certain actions during the period between signing and the First Effective Time and (ii) Brink’s, including, subject to certain exceptions, covenants not to take certain actions during the period between signing and the First Effective Time.

In addition, subject to the terms of the Merger Agreement, NCR Atleos, Brink’s, Merger Sub I and Merger Sub II are required to use reasonable best efforts to consummate the Mergers and obtain all approvals, consents, registrations, waivers, permits, authorizations, exemptions, clearances, orders and other confirmations from any governmental authority or third party necessary to consummate and make effective the Transactions.

The Merger Agreement provides that, as of the First Effective Time, one NCR Atleos director who meets Brink’s independence criteria and is jointly designated by Brink’s and NCR Atleos will be appointed to the Board of Directors of Brink’s, until such director’s successor is elected and qualified or such director’s earlier death, resignation or removal.

If the Mergers are consummated, the shares of NCR Atleos Common Stock will be delisted from the NYSE and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The foregoing description of the Merger Agreement and the transactions contemplated by the Merger Agreement does not purport to be a complete description thereof and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Brink’s, NCR Atleos or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, are subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, and are qualified by various standards of materiality. Investors are not third-party beneficiaries of the representations and warranties under Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Brink’s, NCR Atleos or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Brink’s or NCR Atleos’ public disclosures.

Item 7.01.	Regulation FD Disclosure.

On February 26, 2026, NCR Atleos and Brink’s issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

In connection with the announcement of the Merger Agreement, Brink’s intends to provide supplemental information regarding the proposed transaction in presentations to analysts and investors. The slides that will be available in connection with those presentations are attached as Exhibit 99.2 hereto and are incorporated herein by reference.

The information provided under Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 and Exhibit 99.2, is being furnished and is not deemed to be “filed” with the SEC for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section and is not incorporated by reference into any filing of Brink’s under the Securities Act or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference to this Current Report on Form 8-K in such a filing.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “assume,” “could,” “estimate,” “expect,” “target,” “possible,” “project,” “predict,” “intend,” “plan,” “believe,” “potential,” “may,” “should”, “will” and similar expressions are based on current expectations and assumptions and are subject to risks, uncertainties and contingencies, many of which are beyond our control and difficult to predict or quantify, and which could cause actual results to differ materially from those that are anticipated.

Factors that could cause actual results to differ include, but are not limited to: Brink’s ability to consummate the Transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; Brink’s ability to finance the Transactions; Brink’s indebtedness, including the substantial indebtedness Brink’s will incur in connection with the Transactions and the need to generate sufficient cash flows to service and repay such debt; failure to consummate any anticipated repayment of the combined company’s indebtedness or make any returns to shareholders in the expected timeframe or at all; failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy any other conditions to closing of the Transactions; failure to realize the anticipated benefits and synergies of the Transactions in the expected timeframe or at all, including as a result of a delay in consummating the Transactions; the success of integration plans and the time required to successfully integrate NCR Atleos’ operations with those of Brink’s; the focus of management’s time and attention on the Transactions and other potential disruptions arising from the Transactions; the effects of the announcement of the Transactions on Brink’s or NCR Atleos’ businesses; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with banks, employees, customers or suppliers) may be greater than expected following the public announcement of the Transactions; Brink’s or NCR Atleos’ ability to retain certain key employees following the public announcement of the Transactions; the potential for litigation related to the Transactions; Brink’s or NCR Atleos’ ability to obtain certain third party or governmental regulatory consents, approvals or clearances; potential undisclosed liabilities of NCR Atleos not identified during the due diligence process; the impact of the Transactions on the market price of Brink’s or NCR Atleos’ common stock and/or operating results; and general economic conditions that are less favorable than expected.

Additional information concerning other risk factors is also contained in Part I, Item 1A “Risk Factors” of (i) Brink’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 26, 2026, and (ii) NCR Atleos’ Annual Report on Form 10-K/A for the year ended December 31, 2024, filed with the SEC on November 5, 2025 and, in each case, in subsequent filings with the SEC.

The forward-looking information included in this Current Report on Form 8-K is representative only as of the date of this Current Report on Form 8-K and Brink’s and NCR Atleos undertake no obligation to update, revise or clarify any information contained in this Current Report on Form 8-K or forward-looking statements that may be made from time to time on either of their behalf, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

In connection with the Transactions, Brink’s will file with the SEC the Registration Statement, which will include (i) a preliminary joint proxy statement of both companies, the definitive version of which will separately be sent or provided to Brink’s shareholders and NCR Atleos’ stockholders, and (ii) a prospectus of Brink’s relating to the offer of Brink’s securities to be issued to NCR Atleos’ stockholders in connection with the completion of the Transactions. Brink’s and NCR Atleos may also file other documents with the SEC regarding the Transactions. This Current Report on Form 8-K is not a substitute for the Registration Statement, the preliminary proxy statement/prospectus or any other document which Brink’s or NCR Atleos may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND RELATED MATTERS.

Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus (when it is available) and other documents that are filed with the SEC or will be filed with the SEC by Brink’s or NCR Atleos (when they become available) through the website maintained by the SEC at http://www.sec.gov or from Brink’s at its website, https://us.brinks.com/ or from NCR Atleos at its website, https://investor.ncratleos.com/.

Participants in the Solicitation

Brink’s, NCR Atleos, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brink’s or the stockholders of NCR Atleos in connection with the Transactions under the rules of the SEC. Information about the interests of the directors and executive officers of Brink’s and NCR Atleos and other persons who may be deemed to be participants in the solicitation of shareholders of Brink’s or the stockholders of NCR Atleos in connection with the Transactions and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement/prospectus related to the Transactions, which will be filed with the SEC. Additional information (i) about Brink’s, the directors and executive officers of Brink’s and their ownership of Brink’s Common Stock can also be found in its Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on February 26, 2026, and its definitive proxy statement, as filed with the SEC on March 21, 2025, and other documents subsequently filed by Brink’s with the SEC and (ii) about NCR Atleos, the directors and executive officers of NCR Atleos and their ownership of NCR Atleos Common Stock can also be found in its Annual Report on Form 10-K/A for the year ended December 31, 2024, as filed with the SEC on November 5, 2025, and its definitive proxy statement, as filed with the SEC on April 4, 2025, and other documents subsequently filed by NCR Atleos with the SEC. Free copies of these documents may be obtained as described above. To the extent holdings of Brink’s or NCR Atleos’ securities by its directors or executive officers have changed since the amounts set forth in such documents, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement/prospectus relating to the Transactions when it is filed with the SEC.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell, or the solicitation of an offer to buy, any securities or the solicitation of any vote or approval with respect to the Transactions. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

2.1	Agreement and Plan of Merger, dated February 26, 2026, among NCR Atleos Corporation, The Brink’s Company, Novus Merger Sub, Inc. and Novus Merger Sub II, LLC*
99.1	Joint Press Release, dated February 26, 2026
99.2	Investor Presentation Materials, dated February 26, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. NCR Atleos hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NCR Atleos Corporation

By	/s/ Timothy C. Oliver
Name:	Timothy C. Oliver
Title:	President and Chief Executive Officer

Date: February 26, 2026